EXHIBIT 12

MINN DAK FARMERS COOPERATIVE
COMPUTATION OF RATIO OF NET PROCEEDS TO FIXED CHARGES
(IN THOUSANDS)

	Year Ended August 31,
	2005	2004	2003	2002	2001

Earnings:
Net proceeds before income taxes from continuing operations	88,409	107,909	109,663	84,224	94,620
Fixed charges, excluding capitalized interest, see below	2,899	2,920	3,326	3,742	4,920
Amortization of capitalized interest	106	106	94	94	94

Net Proceeds	91,414	110,935	113,083	88,060	99,634

Fixed Charges:
Interest Expense	2,899	2,920	3,326	3,742	4,920
Interest factor included in rentals (1)	0	0	0	0	0

Fixed charges, excluding capitalized interest	2,899	2,920	3,326	3,742	4,920
Interest capitalized	0	0	207	9	0

Fixed Charges	2,899	2,920	3,533	3,751	4,920

Ratio of net proceeds to fixed charges	31.53	37.99	32.01	23.48	20.25

(1)	The company does lease certain items, such as office equipment. Due to the proportionately small amounts involved, interest on such lease payments has not been included in the total of the company’s fixed charges of the calculation of this ratio.